210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Completion of Enrollment in Translational Clinical Trial Investigating REOLYSIN® in Patients with Metastatic Colorectal Cancer

CALGARY, AB, --- February 23, 2011 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that enrollment has been completed in a U.K. translational clinical trial investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases (REO 013). The principal investigator is Professor Alan Melcher of St. James’s University Hospital and the trial is sponsored by the University of Leeds, UK.

“The early results from this study reported in 2010 concluded that reovirus can be successfully delivered specifically to colorectal liver metastases following intravenous administration as a monotherapy,” said Dr. Brad Thompson, President and CEO of Oncolytics. “This is supportive of observations that REOLYSIN was active against metastatic liver lesions in a number of different combination therapy studies.”

The trial was an open-label, non-randomized, single centre study of REOLYSIN given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer deposits metastatic to the liver. After surgery, the tumour and surrounding liver tissue were assessed for viral status and anti-tumour effects.

The primary objectives of the trial are to assess the presence, replication and anti-cancer effects of reovirus within liver metastases after intravenous administration of REOLYSIN by examination of the resected tumour. Secondary objectives include assessing the anti-tumour activity and safety profile of REOLYSIN, and monitoring the humoral and cellular immune response to REOLYSIN.

Eligible patients included those with histologically proven colorectal cancer, planned for potentially curative surgical resection of liver metastases. A total of 10 patients were treated in the study. The results are expected to be fully reported in 2011.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.K. translational study for patients with metastatic colorectal cancer with liver metastases and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com